Simpson Thacher & Bartlett LLP

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April 11, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VistaOne, L.P.

Amendment No. 1 to Registration Statement on Form 10-12G

Filed March 7, 2025

File No. 000-56714

Ladies and Gentleman:

On behalf of VistaOne, L.P. (the “Fund”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) a post-effective amendment (“Post-Effective Amendment No. 2”) to the above-referenced Post-Effective Amendment No. 1 to registration statement on Form 10-12G (the “Registration Statement”) filed with the Commission on March 7, 2025. The Fund has revised the Registration Statement in response to the letter from the staff (the “Staff”) of the Commission’s Division of Corporation Finance, dated March 24, 2025 (the “Comment Letter”), related to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 2. Unless otherwise defined below, capitalized terms used below shall have the meanings given to them in Post-Effective Amendment No. 2. The responses and information described below are based upon information provided to us by the Fund.

Securities and Exchange Commission	April 11, 2025

General

1.

We note your response to prior comment note 9. Please revise your disclosure to provide additional information regarding your plan of operations for the next 12 months, including: We note your disclosure on page 77 that “if the General Partner were to structure the Fund’s holdings and business operations in such a manner that in the future it does not meet the definition of an ‘investment company’ set out in Section 3(a)(1) of the 1940 Act, it is expected that the Fund’s assets would primarily consist of majority-controlled portfolio companies or general partner or co-general partner interests in joint ventures (that in turn hold majority or primary control of portfolio companies). It is expected these joint ventures would generally be alongside other Vista Entities and in cases where the Fund is a partner of the joint venture another Vista Entity may be the other co-general partner. In such cases the relative economic interests of the co-general partners are expected to vary from joint venture to joint venture and such other Vista Entity may have certain governance rights that do not correspond with their economic interests on a pro rata basis.” Please:

•

Clarify whether restructuring around majority-controlled portfolio companies and/or joint ventures would be the means by which the General Partner would cause you to no longer be an investment company under Section 3(a)(1). If not, please discuss and describe the restructuring of holdings and business operations contemplated by this disclosure.

•	Discuss, supplementally, your plans, if any, to seek direct or indirect investment by non-Qualified Purchasers in the future.

•

Discuss, supplementally, the nature of the anticipated joint ventures, including the structure of any such joint ventures, the nature of the co-participants, and the manner of your participation. Please also discuss whether your interests in such joint ventures are (or will be) investment securities in your hands for purposes of Section 3(a)(2) of the Investment Company Act. This discussion should address what it means to be “majority-owned” for purposes of Section 3(a)(2) and how your use of the term “majority-controlled” relates to that provision.

•

Notwithstanding Section 3(c)(7), please explain, supplementally, whether you or any future controlled subsidiary/joint venture would be considered an “investment company” under Section 3(a)(1)(A) of the 1940 Act.

•

Notwithstanding Section 3(c)(7), please explain, supplementally, whether you or any future controlled subsidiary/joint venture would be considered an “investment company” under Section 3(a)(1)(C) of the 1940 Act.

Response: The Fund acknowledges the Staff’s comment and has removed this disclosure regarding Section 3(a)(1) of the 1940 Act as the Fund does not currently intend to operate as a vehicle that does not meet the definition of “investment company” under Section 3(a)(1).

Item 1. Business, page 1

2.

We note your response to prior comment 1. You stated in your response that your key milestone in the next 12 months will be the commencement of a private offering and closing with investors and that only after that period will you commence your investment activities. Please revise your disclosure here to include such information.

Securities and Exchange Commission	April 11, 2025

Response: The Fund acknowledges the Staff’s comment and respectfully notes that the Fund held its first closing on April 1, 2025 and has revised its disclosure to reflect this milestone.

Investment Objective and Strategy, page 2

3.	We note your response to prior comment 2. Please revise your disclosure to provide additional information regarding the “Visa Best Practices” including but not limited to:

•	the factors that indicate whether your processes and methodologies can make a business profitable; and

•	examples of the application of such practices which have lead to improved efficiencies.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 2 to provide additional disclosure regarding the scope of “Vista Best Practices.”

The General Partner and the Manager, page 3

4.

We note your response to prior comment 4. We also note comment 4 in our letter dated January 6, 2025 requesting that you submit any marketing materials prepared to solicit interest in VistaOne’s fund. Since you have not yet made any investments, investors must look to your management’s prior investment performance managing other funds in order to evaluate the possible success of an investment in you. Revise to provide information on Vista’s prior investment activities that are comparably detailed to the information you include in your marketing materials.

Response: The Fund acknowledges the Staff’s comment and notes that the marketing materials, which have been provided to the Staff on a supplemental basis, do not contain information regarding management’s prior investment performance managing any specific Vista fund.

***

Securities and Exchange Commission	April 11, 2025

Please call Mark Brod (212-455-2163) or Rajib Chanda (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:

John Spitz, Securities and Exchange Commission

Cara Lubit, Securities and Exchange Commission

Robert Arzonetti, Securities and Exchange Commission

Christian Windsor, Securities and Exchange Commission

David A. Breach, VistaOne, L.P.

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